Exhibit 12.1

Kellogg Company

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Nine Months Ended October 3, 2009	Fiscal Year Ended
		January 3, 2009	December 29, 2007	December 30, 2006	December 31, 2005	January 1, 2005

Fixed Charges:
Interest Expense, prior to amounts capitalized	$202	$314	$324	$310	$302	$310
Interest included in interest expense not related to third party indebtedness (tax interest)	(3)	2	(9)	—	—	—
Portions of Rental Expense Representing Interest	38	48	45	41	38	36

Total Fixed Charges (B)	$237	$364	$360	$351	$340	$346

Earnings before income taxes	$1,449	$1,632	$1,548	$1,472	$1,425	$1,366
Interest Expense, as reported	199	308	319	307	300	309
Interest on uncertain tax positions included in pre-tax income	3	(2)	9	—	—	—
Amortization of capitalized interest	5	5	6	5	9	9

Portions of Rental Expense Representing Interest	38	48	45	41	38	36

Earnings Before Income Taxes and Fixed Charges (A)	$1,694	$1,991	$1,927	$1,825	$1,772	$1,720

Ratio of Earnings to Fixed Charges (A/B)	7.1	5.5	5.4	5.2	5.2	5.0